Filed Pursuant to Rule 424(b)(3)
Registration No. 333-131369

Information Supplement to the Pricing Supplement No. 72, dated October 17, 2007, the Prospectus Supplement and Prospectus dated January 30, 2006 relating to the AB Svensk Exportkredit (Swedish Export Credit Corporation) Medium-Term Note Program

$250,000,000*

ELEMENTSSM

Linked to the Rogers International Commodity Index®—Agriculture

Total ReturnSM

due October 24, 2022

The ELEMENTSSM Linked to the Rogers International Commodity Index®—Agriculture Total ReturnSM due October 24, 2022 (the “Securities”) do not guarantee any return of principal at maturity and do not pay any interest during their term. Instead, you will receive a cash payment at maturity or upon repurchase by SEK based on the performance of the Rogers International Commodity Index® —Agriculture Total ReturnSM less an investor fee. The principal terms of the Securities are as follows:

Issuer: AB Svensk Exportkredit (Swedish Export Credit Corporation) (“SEK”)

Underlying Index: The return on the Securities is linked to the performance of the Rogers International Commodity Index® —Agriculture Total ReturnSM (Bloomberg symbol: ROGRAGTR) (the “Index”). The Index represents the value of a basket of 20 agricultural commodity futures contracts and is a sub-index of the Rogers International Commodity Index®—Total ReturnSM (the “RICI—Total Return Index”). The RICI—Total Return Index is a composite, United States dollar based, total return index, launched by James B. Rogers on July 31, 1998, representing the value of a basket of commodities consumed in the global economy, ranging from agricultural to energy and metals products.

Payment at Maturity: If your Securities have not previously been repurchased by SEK at your election, at maturity you will receive a cash payment equal to the principal amount of your Securities times the index factor on the final valuation date times the fee factor on the final valuation date.

Secondary Market: We have listed the Securities on the American Stock Exchange under the ticker symbol “RJA”. If an active secondary market in the Securities develops, we expect that investors will purchase and sell the Securities primarily in this secondary market.

Repurchase of the Securities: Subject to the requirements described below, you may offer $5,000,000 principal amount or more of your Securities to SEK for repurchase during the term of the Securities on a weekly repurchase date beginning January 28, 2008. If you elect to offer your Securities for repurchase, and the requirements for acceptance by SEK are met, you will receive a cash payment in an amount equal to the weekly repurchase value, which is the principal amount of your Securities to be repurchased times the index factor on the applicable valuation date times the fee factor on the applicable valuation date.

Repurchase Mechanics: You may offer your Securities to SEK for repurchase during the term of the Securities beginning January 28, 2008. To offer your Securities for repurchase on a repurchase date, you and your broker must deliver an irrevocable offer for repurchase to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) no later than 5:00 p.m., New York City, time on the fifth business day prior to the applicable valuation date and follow the procedures set forth under “Specific Terms of the Securities – Repurchase Procedures”. If you fail to comply with these procedures, your offer will be deemed ineffective and SEK will not be obligated to repurchase your Securities. Any offers for repurchase will be irrevocable, even if received before January 28, 2008, although SEK will not repurchase your Securities prior to January 28, 2008. Also, unless the scheduled repurchase date is postponed due to a market disruption event as described herein, the final day on which SEK will repurchase your Securities will be October 3, 2022.

Valuation Date: Valuation date means each Tuesday from January 22, 2008 to October 18, 2022 inclusive. We refer to Tuesday, October 18, 2022, as the “final valuation date”. If there is a market disruption event occurring on a valuation date, such valuation date, including the final valuation date, may be postponed as provided herein.

Repurchase Date: A repurchase date is the fourth business day following a valuation date. Unless the scheduled repurchase date is postponed due to a market disruption event as described herein, the final day on which SEK will repurchase your Securities will be October 3, 2022.

Inception Date: October 17, 2007.

Initial Settlement Date: October 23, 2007.

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Nuveen Investments	Merrill Lynch & Co.

As Agents for

Information Supplement dated December 18, 2007

ELEMENTSSM and are service marks of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

(continued from previous page)

Index Factor: The index factor on any given day, other than the final valuation date, will be equal to the closing value of the Index on that day divided by the initial index level. The index factor on the final valuation date will equal the average of the closing values of the index for the five trading days prior to and including the final valuation date divided by the initial index level. The initial index level is the closing value of the Index on the inception date and is equal to 1,236.05.

Fee Factor: The fee factor is equal to one minus the product of (i) the annual investor fee and (ii) the number of days elapsed from the inception date to and including the applicable valuation date divided by 365. The annual investor fee is equal to 0.75%.

Because the investor fee reduces the amount of your return at maturity or upon repurchase by SEK, the value of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to your Securities in order for you to receive at least the principal amount of your investment at maturity or upon repurchase. If the value of the Index decreases or does not increase sufficiently, you will receive less than the principal amount of your investment at maturity or upon repurchase by SEK.

Trading Day: A trading day is a day on which (i) the value of the Index is calculated and published, (ii) trading is generally conducted on the New York Stock Exchange, the Nasdaq Stock Market and the American Stock Exchange and (iii) trading is generally conducted on the markets on which the futures contracts underlying the Index are traded, in each case as determined by the calculation agent in its sole discretion.

Business Day: A business day is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or Stockholm, Sweden generally are authorized or obligated by law, regulation or executive order to close.

CUSIP Number: 870297 603

You may lose some or all of your principal if you invest in the Securities. See “Risk Factors” beginning on page PS-9 of the attached pricing supplement for risks relating to an investment in the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this information supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We intend to sell a portion of the Securities on the inception date through the agents named below and through one or more dealers purchasing as principals through the agents named below at 100% of their stated principal amount of $10.00 each. Additional Securities may be offered and sold from time to time through the agents named below and one or more dealers. We will receive proceeds equal to 100% of the offering price of Securities we issue and sell after the inception date.

Each agent named on the cover of this information supplement and any dealer in the initial and any subsequent distribution is expected to charge normal commissions for the purchase of the Securities. Nuveen Investments, LLC (“Nuveen Investments”) and MLPF&S, each a member of the Financial Industry Regulatory Authority, Inc. (formerly the NASD, Inc.), will receive a portion of the investor fee. Please see “Supplemental Plan of Distribution” in the attached pricing supplement for more information.

*400,000 Securities, principal amount $10 each, were issued on October 23, 2007; an additional 250,000 Securities, principal amount $10 each, were issued on November 6, 2007; an additional 450,000 Securities, principal amount $10 each, were issued on November 13, 2007; an additional 500,000 Securities, principal amount $10 each, were issued on November 14, 2007; an additional 900,000 Securities, principal amount $10 each, were issued on November 16, 2007; an additional 500,000 Securities, principal amount $10 each, were issued on November 19, 2007; an additional 500,000 Securities, principal amount $10 each, were issued on December 11, 2007; and an additional 600,000 Securities, principal amount $10 each, were issued on December 17, 2007.

This Information Supplement to the Pricing Supplement No. 72, dated October 17, 2007, the Prospectus Supplement and Prospectus dated January 30, 2006 updates and supplements the information contained in the Pricing Supplement No. 72, the Prospectus Supplement and the Prospectus and should be read in conjunction with the Pricing Supplement No. 72, the Prospectus Supplement and the Prospectus. Capitalized terms used in this Information Supplement but not defined have the meanings given to them in the Pricing Supplement No. 72, the Prospectus Supplement and the Prospectus.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following supplements and, to the extent inconsistent therewith, replaces, the discussion of the U.S. federal income tax consequences of owning the Securities set out under the headings “Pricing Supplement Summary—What Are the Tax Consequences?” and “United States Federal Income Tax Considerations” in the attached Pricing Supplement:

On Friday, December 7, 2007, the U.S. Internal Revenue Service (the “IRS”) released a notice that could possibly affect the taxation of holders of the Securities. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar to the Securities should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Securities. SEK intends to continue to treat the Securities for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

$250,000,000

ELEMENTSSM

Linked to the

Rogers International Commodity Index®— Agriculture

Total ReturnSM

due October 24, 2022

INFORMATION SUPPLEMENT

December 18, 2007

Nuveen Investments	Merrill Lynch & Co.

as Agents for

ELEMENTSSM and are service marks of Merrill Lynch, Pierce, Fenner & Smith Incorporated